Mail Stop 3561

April 3, 2008

Mr. William B. Chiasson
Chief Financial Officer
6401 Hollis Street
Emeryville, California 94608

      Re: **Leapfrog Enterprises, Inc.**
              Form 10-K for the year ended December 31, 2007
              Filed March 13, 2008
              File No. 001-31396

Dear Mr. Chiasson:

      We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2007

Management's Discussion and Analysis

– Results of Operations, page 37

1. We note from your disclosure on page 41 that improvements in the gross margin for the US Consumer segment were partially offset by a non-cash write-off totaling approximately $8 million related to required asset write-offs bringing unamortized FLY Fusion Pentop Computer assets to levels consistent with sales trends. Please explain to us and revise your notes in future filings to disclose the nature of these asset write-offs and reconcile such amount for us to the amount presented on the statement of cash flows.

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

– Content Capitalization and Amortization, page F-10

2. We note your disclosure that you capitalize certain external costs related to the development of content for its learning products. Please explain to us the nature of the costs capitalized as of December 31, 2007 and 2006 and citing relevant authoritative literature, please tell us why you believe it is appropriate to capitalize the costs. If the amount consists of several different types of costs, please separately detail the nature and amount of each type of cost capitalized.

– Advertising Expense, page F-10

3. We note your disclosure that advertising costs associated with cooperative advertising are accrued as the related revenue is recognized and these amounts are included as advertising expense if there is a separate identifiable benefit for which you can reasonably estimate the fair value, otherwise, such amounts are recognized as a reduction of net revenue. Please explain to us how you determine that there is a separate identifiable benefit and how you estimate fair value. See EITF 01-09. Also, please tell us the amount of these cooperative advertising costs incurred that has been included as advertising expense rather than as a reduction of net revenue, for each year in which an income statement has been provided.

Note 7. Intangible Assets, page F-18

4. We note that the majority of your intangible assets consist of goodwill, which is allocated to the US Consumer segment. In light of the net operating losses incurred over the last several years in the US Consumer segment, please tell us why you believe that goodwill has not been impaired and is appropriately recorded as of December 31, 2007 and 2006. As part of your response, please include the assumptions used by management in your impairment analysis of goodwill.

Note 10. Borrowings Under Credit Agreements and Long-Term Debt, page F-20

5. We note from your disclosure on page 30 that your current credit facility prohibits the payment of cash dividends on your capital stock. Please revise future filings to disclose this restriction on the payment of dividends in your notes to the financial statements. See Rule 4-08(e) of Regulation SX.

Note 11. Content License Agreements, page F-20

6. We note from your disclosure that you record royalty expense related to license agreements to license certain content from third parties under agreements which permit you to utilize characters, stories, illustrations and trade names throughout specified geographic locations. Please explain to us, and disclose in future filings, how you account for this royalty expense including the timing of when royalty expense is actually incurred and charged to the income statement. Also, please tell us and disclose in future filings, the caption in the income statement for which this expense is included.

Note 18. Net Income (Loss) per Share, page F-31

7. We note your disclosure that if you had reported net income for 2007, the calculations of diluted net income per Class A and B share would have included an additional 338 common equivalent shares related to outstanding stock options and unvested stock. Please revise future filings to disclose the amount and type of securities that could potentially dilute EPS in the future, but which were not included in the calculation of diluted EPS because to do so would have been antidilutive for each period in which an income statement is presented. See paragraph 40 of SFAS No. 128.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief